Moveix Inc.

Strada Veronica Micle 15 bl.17 sc A et 1 apt 6

Suceava, Romania 720217 February 8, 2018

United States

Securities and Exchange Commission

Washington, DC 20549

Moveix Inc.

Form 10-K for Fiscal Year Ended May 31, 2017

Filed September 12, 2017

File No. 333-214075

Dear: Lyn Shenk

In response to your letter dated January 23, 2018 which included comments regarding our

Form 10-K for Fiscal Year Ended May 31, 2017 we have prepared the following response:

Form 10-K for Fiscal Year Ended May 31, 2017

Item 9A(T). Controls and Procedures

Management’s Report on Disclosure Controls and Procedures, page 10

We note that under this heading you have concluded on the effectiveness of your internal control over financial reporting. However, you have not specifically concluded on the effectiveness of your disclosure controls and procedures. Please amend your filing to conclude on the effectiveness of disclosure controls and procedures as of May 31, 2017 as required by Item 307 of Regulation S-K.

Response: We have added following sentence to the control and procedures section:

The company has concluded that their internal controls are ineffective.

Please direct any further comments or questions you may have to the company’s attorney:

Copies to:

John E. Lux, Esq.

Attorney at Law

1629 K Street, Suite 300

Washington, DC 20006

(202) 780-1000

Thank you.

Sincerely,

Alexandru Curiliuc